WASHINGTON DC 20549

AMENDMENT NO. 1 TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
FIRST NATIONAL BANKSHARES CORPORATION
(Name of the Issuer and Person Filing Statement)
COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

33553P106
(CUSIP Number of Class of Securities)
L. Thomas Bulla
President and Chief Executive Officer
First National Bankshares Corporation
One Cedar Street
Ronceverte, West Virginia 24970
(304) 647-4500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Mr. Philip K. Smith
Gerrish & McCreary, P.C.
700 Colonial Road, Suite 200
Memphis, TN 38117
(901) 767-0900

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE

                                        Transaction Valuation (*)                Amount of Filing Fee
                                                   $3,720,574                                 $744.00
(*) Based upon maximum proposed number of shares to be cashed out in the merger of 171,455 shares at $21.70 per share.

[x]     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting           fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the           date of its filing.

          Amount Previously Paid:       $744.00

          Form or Registration No.:      Schedule 14A

          Filing Party:                           First National Bankshares Corporation

          Date Filed:                            October 30, 2003

INTRODUCTION

This Rule 13e-3 Transaction Statement (the “Statement”) on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by First National Bankshares Corporation, a West Virginia corporation (“First National” or the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of October 28, 2003 (the “Merger Agreement”), by and between the Company and FNB Merger Corporation, a West Virginia corporation (“Merger Corp.”). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith (including all annexes thereto, the “Proxy Statement”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Special Meeting of Stockholders of the Company at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a).	The name of the subject company is First National Bankshares Corporation. The address of the principal executive offices of the Company is One Cedar Street, Ronceverte, West Virginia 24970. The Company is a registered bank holding company. The information set forth in the Proxy Statement under "PROPOSAL ONE-The Parties" is incorporated herein by reference.
(b).	The information set forth in the Proxy Statement under "NOTICE OF SPECIAL MEETING OF STOCKHOLDERS" and "INTRODUCTION-Voting of Shares" is incorporated herein by reference.
(c)-(d).	The information set forth in the Proxy Statement under "SUMMARY FINANCIAL INFORMATION-Per Share Market Price and Dividend Information" is incorporated herein by reference.
(e).	Not applicable.
(f).	The information set forth in the Proxy Statement under "SPECIAL FACTORS - Recommendation of the Board of Directors: Fairness of the Merger Proposal", is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a).	The information set forth in the Proxy Statement under "NOTICE OF SPECIAL MEETING OF STOCKHOLDERS;" "PROPOSAL ONE-The Parties" is incorporated herein by reference.
(b).	Not applicable.

(c).	The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL EMPLOYEES AND MANAGEMENT" is incorporated herein by reference.

Directors and Executive Officers of First National Bankshares Corporation:

Name	Title	Age	Principal Occupation During the Past Five Years	First Year Appointed Director and/or Officer
L. Thomas Bulla	President and CEO, Director	64	President and CEO, First National Bankshares Corporation	1993
Matthew L. Burns	Chief Financial Officer	34	Chief Financial Officer of the Bank (1998 to present); Certified Public Accountant (1992 to 1998)	1998
Michael G. Campbell	Director	54	Investor, Oil and Gas Executive,Owner, Renick Farm	1999
David A. Carson	Chairman, Audit & Compliance Committee, Director	51	President, Carson Associates (provides accounting and management services to small businesses)	1998
James C. Chaney	Director of Virginia Banking Group	66	Director of the Virginia Banking Group (2002 to present); Senior Vice President, Chief Technology Officer, Federal Home Loan Bank of Pittsburgh (“FHLB”) (2000 to 2002); Senior Vice President, Director of Community Investment, FHLB (1999 to 2000); Senior Vice President, Director of Marketing, FHLB (1990 to 1999)	2002
Richard E. Ford, Sr.	Director	76	Attorney, Partner, The Ford Law Firm	1987
Walter Bennett Fuller	Vice Chairman of the Board, Director	79	Retired Banker	1986
G. Thomas Garten	Director	51	President, Allegheny Motor Corp, Owner, Greenway's Real Estate and Auction Co.	1999
William D. Goodwin	Director	60	Attorney, Owner/Partner, Coldwell Banker Stuart & Watts Real Estate	1986
Charles A. Henthorn	Secretary-Treasurer	43	Secretary/Treasurer of First National (1999 to present); Executive Vice President of First National (1996 to 1999); Chief Operating Officer of the Bank (2001 to present); Executive Vice President of the Bank (1996 to 2000); Secretary to the Board of Directors (1998 to present)	1994
Robert A. Lovas	Director of Private Banking	35	Director of Private Banking (2001 to present); Vice President and Relationship Manager, Bank of America Private Bank (1998 to 2001)	2001
Lucie T. Refsland, Ed.D.	Director	66	Professor of Mathematics, Greenbrier Community College Center of Bluefield State College	1995
William R. Satterfield, Jr.	Director	59	President, Greenbrier Insurance Agency, Inc.	1986
Richard L. Skaggs	Director	80	Retired	1986
Ronald B. Snyder	Chairman of the Board, Chairman of Executive Committee, Director	64	President, R.B.S., Inc., d/b/a Greystone Block & Greystone Quarry; Union Concrete Products	1988

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(d).             Not applicable.

ITEM 4.     TERMS OF THE TRANSACTION.

(a).	The information set forth in the Proxy Statement under "SUMMARY TERM SHEET;" "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Certain U.S. Federal Income Tax Consequences;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of First National's Business after the Merger;" "PROPOSAL ONE-- Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on First National Stockholders;" "--Effect of the Merger Proposal on First National;" "--Exchange and Payment Procedures;" "--Dissenters' and Appraisal Rights;" and "--The Merger Agreement" is incorporated herein by reference.
(b).	Not applicable.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of First National's Business after the Merger;" "PROPOSAL ONE--Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on First National Stockholders;" "--Effect of the Merger Proposal on First National;" and "--The Merger Agreement" is incorporated herein by reference.
(d).	The information set forth in the Proxy Statement under "PROPOSAL ONE--Dissenters' and Appraisal Rights" is incorporated herein by reference.
(e).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.
(f).	Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a).	Not applicable.
(b)-(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal" is incorporated herein by reference.
(d).	Not applicable.
(e).	The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "PROPOSAL ONE--Reasons for the Merger;" and "--Effect of the Merger Proposal on First National" is incorporated herein by reference.
(b).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Conduct of First National's Business after the Merger" is incorporated herein by reference.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Conduct of First National's Business after the Merger" and "PROPOSAL ONE-Dividend Policies" is incorporated herein by reference.
(d).	Not applicable.

ITEM 7.     PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of First National's Business after the Merger;" "PROPOSAL ONE--Summary;" and "--Reasons for the Merger" is incorporated herein by reference.
(b).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" and "--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" "--Conduct of First National's Business after the Merger;" "PROPOSAL ONE--Summary;" and "--Reasons for the Merger" is incorporated herein by reference.
(d).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--The Effects of the Merger;" "--Pro Forma Consolidated Financial Statements;" "--Certain U.S. Federal Income Tax Consequences;" "--Conduct of First National's Business after the Merger;" "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;" "PROPOSAL ONE--Summary;" "--Reasons for the Merger;" "--Effect of the Merger Proposal on First National Stockholders;" "--Effect of the Merger Proposal on First National;" "--Interest of Officers and Directors in the Merger;" "--Fees and Expenses;" "--The Merger Agreement" and "-Dividend Policies" is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION.

(a)-(d).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" and "--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.
(e).	Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Background of the Merger Proposal;" "--Recommendation of the Board of Directors; Fairness of the Merger Proposal;" and "-Valuation and Opinions of Financial Advisor" is incorporated herein by reference.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS---Valuation and Opinions of Financial Advisor" is incorporated herein by reference.

ITEM 10.     SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION.

(a)-(b).	The information set forth in the Proxy Statement under "SPECIAL FACTORS-- The Effects of the Merger;" is incorporated herein by reference.
(c).	The information set forth in the Proxy Statement under "SPECIAL FACTORS-Pro Forma Financial Statement" and "PROPOSAL ONE-Fees and Expenses" is incorporated herein by reference.
(d).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--The Effects of the Merger;" is incorporated herein by reference.

ITEM 11.     INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a).	The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.
(b).	Not applicable.

ITEM 12.     THE SOLICITATION OR RECOMMENDATION.

(d)-(e).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

ITEM 13.     FINANCIAL STATEMENTS.

(a).	The Consolidated Financial Statements, and the notes thereto, of First National as of and for its fiscal year ended December 31, 2002, set forth on pages 23-46 of First National's Form 10K for the year ended December 31, 2002 filed with the SEC on March 28, 2003, are incorporated herein by reference. The unaudited balance sheet, comparative year to date income statement and corrected earnings per share data, statement of cash flow and comprehensive income included in First National's Form 10Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 are incorporated herein by reference.

First National does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements

(b).	The information set forth in the Proxy Statement under "SPECIAL FACTORS--Pro Forma Consolidated Financial Statements" is incorporated herein by reference.

ITEM 14.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b).	The information set forth in the Proxy Statement under "INTRODUCTION--General" is incorporated herein by reference.

ITEM 15.     ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.     MATERIAL TO BE FILED AS EXHIBITS.

(a)(1).	Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on November 28, 2003.
(c)(1).	Valuation of the Company's Common Stock, dated September 18, 2003, made by Southard Financial.
(c)(2).	Opinion of Southard Financial dated October 13, 2003 (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).
(d)(1).	Agreement and Plan of Merger dated as of October 28, 2003, by and between the Company and FNB Merger Corporation (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).
(f)(1).	Sections 31D-13-13.01 et seq. of the West Virginia Business Corporation Act (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 28, 2003

By: /s/ L. THOMAS BULLA
L. Thomas Bulla
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT
NUMBER                                                                DESCRIPTION

(a)(1).	Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Commission on November 28, 2003. *
(b)(1).	Valuation of the Company's Common Stock, dated September 18, 2003, made by Southard Financial.
(b)(2).	Opinion of Southard Financial dated October 13, 2003, (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3). *
(c)(1).	Agreement and Plan of Merger dated as of October 28, 2003 by and between the Company and FNB Merger Corporation (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3). *
(d)(1).	Sections 31D-13-1301 et seq. of the West Virginia Business Corporation Act (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3). *

*Incorporated by reference to the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on Novebmer 28, 2003.

EXHIBIT (b)(1)

VALUATION OF
THE COMMON STOCK OF
FIRST NATIONAL
BANKSHARES CORPORATION
Ronceverte, West Virginia

As of September 30, 2003

Report Dated
September 18, 2003

September 18, 2003

Board of Directors of
First National Bankshares Corporation
c/o Mr. Charles A. Henthorn
P.O. Box 457
Ronceverte, West Virginia 24970

Directors:

Southard Financial was retained to determine the fair value of the outstanding common stock of First National Bankshares Corporation as of September 30, 2003. The enclosed valuation was prepared for the stated purpose and is for your exclusive and confidential use. No copies of this report shall be furnished to third parties without your specific permission or direction, unless ordered by a court of competent jurisdiction. The report and its conclusions are subject to the statement of Contingent and Limiting Conditions contained herein.

The report was prepared by the undersigned. Preparation of the report entailed the use of standard techniques and practices, and involved due diligence on the part of Southard Financial. Further, the methodology and analysis employed is in compliance with the Uniform Standards of Professional Appraisal Practice.

Based upon the entire analysis, and for the purposes described in this report, it is our opinion that the fair value, on an enterprise basis, of the common stock of First National Bankshares Corporation, as of September 30, 2003, was:

$21.70 Per Share

This valuation opinion is based upon the actual performance of First National Bankshares Corporation and First National Bank through August 31, 2003 and the projected performance for the period ending September 30, 2003. If the actual performance is significantly different than expected, or if market conditions change materially in the interim, adjustments to the valuation opinion may become necessary.

Thank you for the opportunity to be of service in this matter.

Sincerely yours, Douglas K. Southard, DBA, CFA

DKS:mo

Enclosure

EXHIBITS 1-5:	Historical Bank Financial Statements
EXHIBIT 6:	Historical Parent Only Financial Statements

APPENDIX A:	Contingent and Limiting Conditions
APPENDIX B:	Loan Portfolio Disclaimer
APPENDIX C:	Qualifications of Appraiser
APPENDIX D:	Banking Industry Overview
APPENDIX E:	Control Transactions
APPENDIX F:	Public Bank Stock Market Data "Guideline Companies"

INTRODUCTION

Southard Financial was retained to provide the following appraisal services:

Client Name	Board of Directors of First National Bankshares Corporation
Business Interest Being Valued	The Common Stock of First National Bankshares Corporation
Home Office Location	Ronceverte, West Virginia
Definition of Value	Fair Value
Premise of Value	Enterprise Value
Date of the Appraisal	September 30, 2003
Purpose/Intended Use of Appraisal	Corporate Planning-Possible Go-Private Transaction
Type of Report	Appraisal

It is our understanding that the purpose of this report is to determine the value of the common stock of First National Bankshares Corporation (the “Company”) for purposes of corporate planning. The appropriate standard of value is enterprise value. Southard Financial and its principals have no past, present, or contemplated future interest in the subject or the conclusion of this valuation report. Further, Southard Financial and its principals have no bias or conflict of interest that could cause a question as to our independence or objectivity. Compensation paid to Southard Financial for this appraisal is in no way contingent upon the conclusion of this report.

Sources of Information

Information used in the study was obtained from the following sources.

o	Consolidated Reports of Condition and Income (“Call Report”) of First National Bank for the period ended June 30, 2003;
o	Uniform Bank Performance Report (“UBPR”) of First National Bank for the period ended June 30, 2003;
o	Parent company only financial statements (FR Y-9 SP and audited) of First National Bankshares Corporation for the periods ended December 31, 1998-2002 and June 30, 2003;
o	Internal financial statements of First National Bankshares Corporation for the period ended August 31, 2003;
o	Audited financial statements of First National Bankshares Corporation for the periods ended December 31, 1998-2002;
o	Market information on publicly traded banking companies obtained from publications of Wilshire Associates and Standard & Poor's Corporation; and,
o	Additional pertinent information deemed necessary to render this opinion of value.

In the course of our due diligence investigation, we reviewed the information outlined above. In all cases we relied upon the referenced information without independent verification. In conjunction with the preparation of this report, we visited with management in Ronceverte, West Virginia. Nevertheless, we did not inspect each and every asset, property, or business interest encompassed by this appraisal.

Conclusion of Report

The conclusion of this opinion is as follows:

Conclusion of Value

Enterprise Value

$21.70 Per Share

This opinion is as of the date indicated above and is only for the intended purpose so indicated.

Definition of Fair Value

Fair value is a legal construct that provides the required approach to determine value under state law for certain transactions. In most instances fair value is the statutory standard of value for dissenting shareholders to mergers, acquisitions, and other corporate actions. In these instances fair value is the value of the shares immediately preceding the corporate action to which the dissenter objects.

Under Section 31D-13-130(4) of the West Virginia Business Corporation Act, the term “fair value” was defined as follows:

“Fair value” means the value of the corporation’s shares determined: (A) Immediately before the effectuation of the corporate action to which the shareholder objects; (B) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and (C) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the Articles pursuant to Subdivision (5), Subsection (a), Section 1302 of this Article.

Therefore, under West Virginia law, it is not permissible to apply a minority or marketability discount when valuing shares of stock of a corporation for a merger transaction. West Virginia statutes and case law are silent regarding whether one must apply a control premium when valuing shares in such transactions.

Premise of Value

There are three general levels of value applicable to a business interest:

o	Controlling Interest	Value of the entire entity, or an interest that controls the operations of the entity,
o	Marketable Minority	Value of a minority interest, lacking control over the Interest business entity, but being readily marketable (as if freely-traded)
o	Non-Marketable Minority	Value of a minority interest, lacking both control and a Interest ready market

The three premises (or levels) of value are related as follows. Control value can be obtained by direct comparisons with change of controlling interest transactions or through the use of “appropriate” control methodologies or by applying a control premium to a marketable minority interest value. Marketable minority interest value can be obtained by comparisons with guideline publicly traded companies or by the use of other appropriate minority valuation methodologies such as the income approach using market rates of return. Alternatively, the value of a marketable minority interest can be determined by applying an appropriate minority interest discount to the control value. Non-marketable minority interest value is derived by applying an appropriate marketability discount to the derived marketable minority interest value or by applying both minority and marketability discounts to control value.

Statement of Scope and Limitations

This opinion has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and in accordance with the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers, ASA Business Valuation Standards. A Statement of Contingent and Limiting Conditions is contained in Appendix A and a statement of the Qualifications of the Appraiser is contained in Appendix D.

Banking Industry Overview

Appendix E provides a review of the banking industry in the most recent quarter for which information is available and an outlook for the upcoming period.

OVERVIEW OF THE BANK

History and Overview

First National Bank (the “Bank”) was organized and chartered by the State of West Virginia in 1888 as the Bank of Ronceverte. In 1900, the Bank received a national charter from the Comptroller of the Currency and its name was changed to First National Bank of Ronceverte. The Bank was reorganized in 1933 after the Great Depression. The Bank was known as The First National Bank in Ronceverte from 1933 to January 1996. The Bank is now known as First National Bank. The Bank became a wholly owned subsidiary of the First National Bankshares Corporation on August 3, 1987.

The Bank’s main office in Ronceverte has been located at the corner of Edgar Avenue and Cedar Street in Ronceverte, West Virginia since 1888. The Bank established a branch in Lewisburg, West Virginia in 1986, a private banking office in Charleston, West Virginia in 1996, a branch in Covington, Virginia in 2002, and a loan production office in Hot Springs, Virginia in 2003. The Charleston office (private banking operations) benefited the Bank through a diversification of markets and as a high loan demand market.

Competitive Market

First National Bank is located in Ronceverte, West Virginia. The Bank’s primary market area includes the cities of Ronceverte and Lewisburg and surrounding Greenbrier County, West Virginia. The Charleston branch is located in Kanawha County, West Virginia. The Covington, Virginia branch is located in Alleghany County, Virginia. The Bank’s operations in Greenbrier County account for about 72% of total loans and 86% of total deposits. The Bank, with total assets of $162.2 million and total deposits of $141.5 million, is established in very competitive marketplaces.

The competing institutions as indicated by management are (deposits as of June 30, 2002):

Greenbrier County, West Virginia:

o	City National Bank of West Virginia, Charleston, WV ($152.7 million in deposits);
o	Branch Banking and Trust Company, Winston-Salem, NC ($131.0 million in deposits);
o	First-Citizens Bank & Trust Company, Raleigh, NC ($72.0 million in deposits);
o	Capital State Bank, Inc., Charleston, WV ($50.6 million in deposits); and,
o	The Bank of Monroe, Union, WV ($8.0 million in deposits).

The Bank has about a 21% market share in Greenbrier County.

Alleghany County, Virginia:

o	Highlands Community Bank (deposit data not available);
o	Branch Banking and Trust Company, Winston-Salem, NC ($29.5 million in deposits);
o	First Virginia Bank – Southwest, Roanoke, VA ($8.0 million in deposits);
o	Westvaco Credit Union (deposit data not available); and,
o	First Citizens Bank & Trust Company, Raleigh, NC ($43.4 million in deposits).

Bath County, Virginia:

o	Branch Banking and Trust Company, Winston-Salem, NC ($12.1 million in deposits); and
o	First Virginia Bank – Southwest, Roanoke, VA ($35.1 million in deposits).

Kanawha County, West Virginia:

In the Kanawha County market, the Bank competes with the state’s five largest banks, as well as regional and small independent banks. The Bank has less than 1% of the market share in Kanawha County.

Local Economy

The local economy in Greenbrier County is primarily dependent on agriculture, tourism, health care, education and light manufacturing. The population of Greenbrier County was about 34,450 in 2000 and the population of Ronceverte was about 1,700. Lewisburg is the largest city in Greenbrier County with a population of about 3,900. The unemployment rate for Greenbrier County was 5.4% in May 2003, down from 6.3% in May 2002. Major employers in the Bank’s market include The Greenbrier, West Virginia School of Osteopathic Medicine, and local government and schools. The economy is also impacted to some degree by the timber industry (hardwood) and coal.

The Charleston branch is located in Kanawha County and is the state capital and the largest metropolitan area in West Virginia. The primary employment in the area is related to various professional services industries, health care, state government, and the chemical industry. The population in Kanawha County was about 195,800 in 2002 and the population in Charleston was about 53,400 in 2000. The unemployment rate in Kanawha County was 4.7% in May 2003, down from 5.4% in May 2002. The Bank’s focus (private banking) reflects the experience of the Bank’s CEO in serving this market for many years. The emphasis is on high net worth individuals and professionals, trust services, and on developing lending relationships.

The Covington, Virginia (Alleghany County) market is located about 40 miles to the east of Ronceverte, West Virginia. The demographics of the market are similar to the Greenbrier County market, except for a stronger manufacturing segment. The unemployment rate in Alleghany County was 3.4% in May 2003 and the unemployment rate in Covington was 4.4%. Nevertheless, it should be noted that the economy is somewhat dependent upon the Mead/Westvaco facility, which employs approximately 4,500 and indirectly impacts another 4,000 to 5,000 jobs in the area.

Senior Management Team

L. Thomas Bulla (age 64), President and CEO, has been with the Bank for 10 years. Charles A. Henthorn (43), Chief Operating Officer, has 9 years of service. It is expected that Mr. Bulla will reduce his involvement in the Bank, with Mr. Henthorn becoming CEO in on January 1, 2005. Matthew L. Burns (34), CFO, has 5 years of service with the Bank. James C. Chaney (66), Director, Virginia Banking Group, has 1 year of service with the Bank. Robert A. Lovas (35), Director of Private Banking, has 2 years of service. The Bank also has an experienced second tier management group. Senior management indicated that the management team has the depth and experience to support the Bank's growth for the foreseeable future. Management indicated that no material changes in the composition of the senior management team are anticipated in the near future.

Common Stock Ownership

The parent Company owns 100% of the Bank’s common stock. As of June 30, 2003, the officers and directors of the Company (including their family members) owned or controlled 170,060 shares, or 17.27% of the 984,655 outstanding common shares of the Company.

The Company currently has about 565 shareholders. However, the top 75 shareholders own over 50% of the outstanding shares. Management estimates that the total number of shareholders could be reduced to about 150 by retiring about 17% of the outstanding shares (all who own fewer than 1,500 shares).

REVIEW OF THE BANK'S FINANCIAL PERFORMANCE AND POSITION

As part of our due diligence process, we reviewed the financial position and performance of the Bank over the relevant period of analysis. This review entailed an examination of the Bank’s current financial statements in comparison with prior years and in comparison with reasonably comparable industry statistics. Our analysis was supplemented by discussions with management, which enhanced our understanding of the business reasons for changes in the financial statements. Results of this review, which have specific valuation implications, are noted below and at the appropriate point in the valuation section of this report. The analysis below is based upon Call Report data through June 30, 2003, the most recent regulatory data available at the writing of this report.

Peer Group Comparisons

The financial position and performance of First National Bank is compared to data provided in the Uniform Bank Performance Report (“UBPR” or “peer group”), prepared by the Federal Financial Institutions Examination Council. The Bank’s peer group is #8, representing all insured commercial banks having assets between $100 million and $300 million with three or more banking offices and located in a non-metropolitan area. Current year peer group data represents the period ended June 30, 2003. All current year and year-to-date periods for the peer group and for First National Bank are hereafter sometimes referred to as “2003 year-to-date.”

Historical Balance Sheets

Historical balance sheets are shown in Exhibit 1. Exhibit 2 relates each year’s balance sheet as percentages of that year’s average assets to provide another important perspective; a presentation of changes in balance sheet composition. Based upon our analysis of the information reviewed, the following observations are pertinent:

Asset Structure:

o	Assets totaled $162.2 million as of June 30, 2003, up from $98.4 million as of year-end 1998, for a compound annual growth rate of 10.52%. Total assets increased 15.13% in 2002 and 7.53% in the first half of 2003. Management expects continued strong growth.
o	The composition of the earning asset base was characterized by increased loans as a percentage of assets over the 1998-2001 period, but by a decrease thereafter. As a percent of assets, net loans equaled 73.19% as of June 30, 2003, higher than the 63.34% average for the peer group. Loans (net of unearned income) increased at a compound annual rate of 11.52% during the 1998-2003 period, faster than the rate of annual asset growth (10.52%).
o	As of June 30, 2003, the Bank’s net loan to deposit ratio equaled 83.90%, higher than the peer average of 75.83%. The loan portfolio is comprised primarily of real estate loans (72.13% vs. 65.70% for the peer group), commercial and industrial loans (13.93% vs. 14.39%), consumer loans (12.31% vs. 10.67%), and agricultural loans (0.11% vs. 5.30%).
o	The market value of the held-to-maturity securities portfolio was above book value by $216 thousand as of June 30, 2003. The market value of the available-for-sale securities portfolio was above book value by $228 thousand as of June 30, 2003. The securities portfolio has a relatively short average maturity and is “plain vanilla”.
o	Fixed assets equaled $2.6 million at June 30, 2003. As a percentage of assets, fixed assets equaled 1.60% as of June 30, 2003, lower than the peer average of 1.89%.

Asset Quality:

o	The Bank’s loan loss reserve represented 0.92% of loans at June 30, 2003, lower than the peer average of 1.37%. According to management’s internal analysis, the loan loss reserve was adequate at June 30, 2003. The Bank has an experienced internal auditor, and does not utilize outside loan review.
o	Overall, the Bank’s net loan losses, as a percentage of average loans, were comparable to the peer group over the 1998-2003 period (average of 0.20% vs. 0.22%).
o	In the mid and early 1990s, the Bank’s lending emphasis was primarily retail, with limited commercial loans. Through the expansion into Charleston and management’s focus, the commercial loan portfolio (including real estate) has increased to approximately 50% of total loans.
o	The Bank is an active lender in the two resort communities within the Bank’s market area (The Greenbrier and The Homestead).
o	Non-accrual loans totaled $778 thousand as of June 30, 2003. The Bank’s ratio of the loan loss reserve to non-accrual loans was much lower than the peer level as of June 30, 2003.
o	According to management, the most recent OCC exam (March 31, 2003) indicated no matters requiring board attention. Further, the Bank received the highest rating for asset quality.
o	The Bank had no other real estate holdings (“ORE”) at June 30, 2003. During 2002, management elected to recognize a loss on the sale of ORE related to the sale of one property ($269 thousand).

Liabilities:

o	Deposits increased at a compound annual rate of 11.73% from year-end 1998 through June 30, 2003. The Bank prices its short-term deposits (less than three years) slightly below market, while it is competitive or slightly above market on longer term deposits.
o	Non-interest bearing deposits represented 10.63% of total assets at June 30, 2003, near the peer average of 11.35%. Time and savings deposits accounted for 76.61% of assets, versus 72.70% for peer banks. The Bank’s deposit base is considered stable by management. The Bank has not used brokered deposits in the past.
o	The Bank had significant long-term borrowings over the 1998-2003 period. As of June 30, 2003, the Bank had $4.63 million in FHLB Advances and $2.81 million in repurchase agreements. Management uses FHLB Advances to match loan funding when an acceptable spread can be obtained. Further, management is considering increasing its use of borrowed funds.

Capital:

o	The Bank’s capital, as measured by the ratio of equity to total assets, decreased from 9.88% at year-end 1998 to 7.44% at June 30, 2003, lower than the peer average of 9.80%.
o	Capital adequacy, as measured by the ratio of Tier I leverage capital, was 7.64% at June 30, 2003, lower than the peer level of 9.19%. Concurrent with this contemplated transaction, the Company intends to issue a trust preferred (approximately $6 million). The proceeds will be utilized to fund the share redemption and to provide additional capital for the Bank. Management strives to maintain an equity capital ratio of not less that 7%, preferably in the 7-8% range.

Historical Income Statements

Historical income statements for the years 1998 through 2003 year-to-date are provided in Exhibits 3 and 4. Based upon our analysis of the information reviewed, the following observations are pertinent:

Net Interest Income:

o	On average, the net interest margin was near peer levels over the 1998-2002 period (4.23% of average assets vs. 4.19%). In the first half of 2003, the Bank’s net interest margin was 4.02% of average assets, slightly above the peer average of 3.97% in the first half of the year.
o	During the past three years, the Bank has had a lower than average yield on earning assets, that has been essentially offset by a lower than average cost of funds.

Non-Interest Income:

o	On average, the Bank’s non-interest income was well below peer averages over the 1998-2002 period (0.45% of average assets vs. 0.76%).
o	Non-interest income was 0.72% of average assets in the first half of 2003, slightly below the peer level of 0.85%.

Non-Interest Expenses:

o	On average, the Bank’s non-interest expenses were near peer averages over the 1998-2002 period (2.99% of average assets vs. 2.98%).
o	Non-interest expenses equaled 2.92% of average assets in the first half of 2003, the same as the peer average. In 2003 year-to-date, salaries and benefits expenses were below the peer level, net occupancy expenses were near average, and other operating expenses were above the peer average.

Net Non-Interest Income:

o	On average, net non-interest income (non-interest income less non-interest expense) compared somewhat unfavorably to peer levels over the 1998-2002 period (-2.53% of average assets vs. -2.23%), and in 2003 year-to-date (-2.20% vs. -2.07%).

Loan Loss Provision:

o	On average, the Bank’s loan loss provision was equal to peer levels during the 1998-2002 period (0.21% of average assets).
o	As a percent of average assets, the Bank’s provision for loan losses equaled 0.23% in the first half of 2003, near the peer level of 0.20%.

Securities Transactions:

o	Realized gains/losses on securities transactions were not material over the 1998-2003 period (never more than 0.06% of average assets).

Performance:

o	On average, ROAA (return on average assets) was lower than peer levels over the 1998-2002 period (0.95% vs. 1.18%). ROAA equaled 1.00% in the first half of 2003, below the peer average of 1.22%.
o	On average, ROAE (return on average equity) was lower than peer levels over the 1998-2002 period (10.56% vs. 12.49%). ROAE equaled 13.04% in the first half of 2003, above the peer level of 12.50%. The above average ROAE for the Bank was primarily due to its lower than average capital position.

Dividends:

o	Over the 1998-2002 period (excluding 2001), the Bank’s dividend payout ratio (average of 46.84%) was nearly identical to that of the peer group (average of 46.96%). The Bank paid dividends of $1.45 million (103% of earnings in 2001).
o	The Bank’s dividend payout ratio was 34.64% of earnings in the first half of 2003.

Outlook for the Future

In conjunction with an evaluation of the decision to reduce the number of shareholders and “go-private”, management prepared financial projections for the Bank. The analysis includes the use of proceeds from the planned trust preferred issue to fund growth. The plan calls for assets to increase to about $250 million by 2008, with a slight improvement in profitability ratios.

OVERVIEW OF THE HOLDING (PARENT) COMPANY

First National Bankshares Corporation is a one-bank holding company whose primary asset is its 100% ownership of First National Bank. As of June 30, 2003, the Company had assets of $13.08 million and total equity capital of $13.09 million. Liabilities were <$20 thousand>. Earnings were $1.22 per share in 2001, $1.16 per share in 2002, and $0.93 per share in 2003 year-to-date. The Company paid cash dividends of $0.56 per share in 2001, $0.47 per share in 2002, and $0.27 per share in first half of 2003. Total 2003 dividends are expected to be about $0.54 per share.

OTHER VALUATION CONSIDERATIONS

Acquisition Offers

Management has not received any recent offers to purchase the Company. Management expressed no intention of selling the Company in the foreseeable future.

Regulatory Issues

The Company is not under any agreements with its regulators.

Pending Litigation

Periodically, the Company is party to legal actions which arise in the normal course of business. Management indicated that the liability from such actions, if any, is not substantive.

Environmental Considerations

According to management, the Company was not in violation of any environmental laws or regulations based upon its understanding and the findings of the most recent governmental examinations.

Market Activity

The Company’s shares trade (“FNWV”) on the Over the Counter Bulletin Board, which is sponsored by NASDAQ (listed in December 2001). Currently there are four brokerage firms that make a market for the shares. Trading volume has been very light during 2003, with average monthly volume of 2,500 to 3,000 shares (assuming both sides of the trades are reported). During the first eight and one-half months of 2003, the trading range was from $17.00 to $19.45 per share. Further, in late July a trade of 10,000 shares at $18.50 was made off the market, at a discount of about 5% to the price indicated for trades in July and August. Thus, the ability to sell a significant block of shares is very limited.

DETERMINATION OF FAIR VALUE

Approach to Valuation

Valuation is ultimately a matter of informed judgment based upon a full consideration of all relevant data, as well as the appropriate standard of value. The appraisal profession recognizes three general approaches to valuation. Within each approach, there are multiple methodologies.

ASSET BASED APPROACH	A general way of determining a value indication of a business, business ownership interest, or security using one or more methods based directly on the value of the assets of the business, less liabilities.

The asset-based approach includes those methods that seek to write up or down or otherwise adjust the various tangible and/or intangible assets of an enterprise.
MARKET APPROACH	A general way of determining a value indication of a business, business ownership interest, or security using one or more methods that compare the subject to similar investments that have been sold.

The market approach includes a variety of methods that compare the subject with transactions involving similar investments, including publicly traded guideline companies and sales involving controlling interests in public or private guideline companies. Consideration of prior transactions in interests of a valuation subject is also a method under the market approach.
INCOME APPROACH	A general way of determining a value indication of a business, business ownership interest, or security using one or more methods where value is determined by converting anticipated benefits.

The income approach includes those methods that provide for the capitalization of earnings estimates and those based upon projected future benefits (cash flow or earnings) discounted to the present using an appropriate risk adjusted discount rate.

The asset approach develops an estimate of value based upon the market values of the subject entity’s assets and liabilities, as opposed to their book values (adjusted book value). Adjusted book value is not liquidation value; however, it could be considered a quasi-liquidation value, where assets are sold in the context of a going concern. Asset value typically indicates a value that contains an element of control, or at least an element of assumed marketability. Thus, when using this approach to value an entity on a non-marketable minority interest basis, discounts for lack of control and lack of marketability are necessary.

The market approach typically consists of one or both of the following general approaches: (1) prior transactions method, and (2) guideline company method. When a business interest is not listed on an exchange and no active market exists for it, but some transactions have occurred, a market value can sometimes be derived and used as an element in the determination of fair market value based upon an analysis of the transactions. Even if limited transactions have occurred at arms’ length, inferences can be drawn about fair market value based on the limited transaction volume. It is crucial to evaluate the transactions to ensure that they are at arms’ length. Further, the standard of value for the opinion being issued may necessitate an adjustment to the observed market value for either liquidity concerns or for control.

The guideline company method is the generally accepted method of valuing closely held companies through comparison with similar companies whose stocks are publicly traded (guideline companies). When using this method, a determination of anticipated benefits (earnings, cash flow, etc.) is developed based upon a review of the subject entity. The anticipated benefits are then capitalized using a corresponding capitalization factor for the Guideline Company Group. It should be noted that: (1) it is virtually impossible to find identical public companies; and (2) required disclosure for public companies notwithstanding, appraisers are not privy to “inside” information for any public companies.

The income approach is a two step process. First a determination of anticipated benefits (earnings or cash flows) must be made. Second, an appropriate rate or multiple must be identified with which to capitalize those benefits. The resulting capitalized benefits must then be adjusted to reflect the estimated values of any non-operating assets and/or liabilities.

When determining the fair market value of non-traded securities, it is common to derive a “combined value”, based upon a weighted average of valuation approaches deemed appropriate by the appraiser. The weights applied to the various methodologies are based upon the relative importance of each methodology. Further, discounts to the combined value may be necessary to properly reflect the appropriate standard of value (discounts for lack of control, lack of marketability, restrictions, and blockage are typical examples).

Finally, it is crucial to understand that valuation is ultimately a matter of informed judgment based upon a full consideration of all relevant data. We considered each of the valuation methodologies outlined above in reaching our final conclusion of the fair value, on an enterprise basis, of First National Bankshares Corporation.

Goodwill and Intangible Value

According to Revenue Ruling 59-60, the valuation of a closely held business should take into consideration goodwill or other intangibles. Goodwill, as interpreted from the ruling, is considered as value in excess of book value. In the case of banking institutions, goodwill typically arises through acquisitions, and can be either positive or negative.

While there has been no explicit effort to value the goodwill and intangibles independently, the following analysis considers the valuation implications of both.

Basis of Per Share Analysis

As of September 30, options to purchase 25,570 shares of the Company’s common stock at an average price of $15.89 per share were outstanding. For the valuation of the Company, it is assumed that all options are exercised and the proceeds are added to equity. Thus, for valuation purposes its is assumed that 1,010,225 shares are outstanding (984,655 plus 25,570 option shares).

The Asset Based Approach

The asset value of a corporation is established by using the corporation’s financial statements. Adjustments are made, as necessary or appropriate, to reflect the market value of the corporation’s assets and liabilities as opposed to their book value. The objective is to arrive at a net asset value, defined as the difference between the adjusted valuation of all assets and liabilities. Net asset value reflects the valuation of assets in the context of a going concern. Net asset value is not liquidation value; however, it could be considered a quasi-liquidation value, where assets are sold in the context of a going concern.

First, reported book value at August 31, 2003 is adjusted to reflect expected earnings for the Bank in September ($128,000), parent company net expenses ($20,000), and option exercise proceeds ($406,307). As a result, estimated book value at September 30, 2003 was $13,612,377.

Based upon our review, the following adjustments would be necessary to derive asset value on a control basis.

o	No adjustment for the loan loss allowance is made.
o	A premium to reflect the economic value of the deposit base (“core deposit intangibles”) is determined based upon the structure of the deposit base and our experience in valuing core deposit intangibles for numerous financial institutions. To estimate the appropriate deposit premium, we reviewed data for branch acquisition premiums during the 1997-03 period. For our purposes, a premium of 6.0% is utilized due to the economics of the Company’s market and the fact that deposit rates are slightly above peer levels.
o	The appreciation in the held-to-maturity securities portfolio is added (net of taxes at 38%).
o	No adjustment for fixed assets was deemed necessary.

                                                   TABLE 1
                                   FIRST NATIONAL BANKSHARES CORPORATION
                                          THE ASSET BASED APPROACH
                                          As of September 30, 2003

Reported Book Value at August 31, 2003                       $  13,098,070
Bank Earnings in September 2003                                    128,000
Parent Expenses (Legal and Appraisal Fees)                         (20,000)
Exercise of Option Shares                                          406,307
                                                            ----------------
Estimated Book Value at September 30, 2003                   $  13,612,377
Adjustments:
Deposit Premium                                6.0%              8,488,000
Market Adjustment - HTM Securities                                 133,920
                                                            ----------------
VALUATION - ASSET BASED APPROACH                                22,234,297
                                                            ================

VALUATION PER SHARE                         (1,010,225)             22.01
                                                            ================

Based upon the analysis presented above, the valuation of First National Bankshares Corporation under the asset-based approach was $22.01 per share as of September 30, 2003.

The Market Approach

The market approach is based upon transactions involving interests of the subject company or transactions involving interests of similar (Guideline) companies for which adequate information is available.

Market Transactions Data

A list of control bank transactions announced in 2002-03 year-to-date is presented in Appendix E, along with pricing and other information. For the market approach, we utilized two methods:

1.	Estimated ongoing earnings times the control transactions price/earnings multiple.
2.	Book value at peer capital level times the price/book value ratio for control transactions.

In each case the reported multiples must be adjusted to reflect the risks associated with an investment in the Company, as well as the expected rate of earnings growth for the Company. In determining base capitalization rates for the market approach, Southard Financial reviewed bank control transactions in West Virginia and surrounding states, as well as throughout the United States. The focus of the review was banks of similar size, performance, and capitalization (equity/asset ratio), with adjustments made as appropriate to reflect the Company’s growth expectation and the relative attractiveness of its market. The resulting multiples are 18.00 times earnings, 190% of book value.

Valuation - The Market Approach- Comparable Transactions

The valuation of the Company using the market approach is presented in the table below. The benchmark measures for the Company are based upon September 30, 2003 data for the price/book value method. For the price/earnings method, anticipated benefits were derived in Table 4 below (ongoing earning power without synergies).

                                                  TABLE 2
                                  FIRST NATIONAL BANKSHARES CORPORATION
                                           THE MARKET APPROACH
                                         As of September 30, 2003

                                                Price/Earnings      Price/Book
                                               -----------------  --------------
Anticipated Benefits                              $  1,246,000     $ 13,612,377
Risk Adjusted Capitalization Factor                      18.00          190.00%
                                               -----------------  --------------
VALUATION - GUIDELINE COMPANY METHOD              $ 22,428,000     $ 25,863,516
                                               =================  ==============

VALUATION PER SHARE               (1,010,225)         $  22.20        $  25.60
                                               =================  ==============

Based upon the analysis presented above, the valuation of First National Bankshares Corporation under the market approach was $22.02 per share under the guideline price/earnings method and $25.60 per share under the guideline price/book value method as of September 30, 2003.

Valuation - The Market Approach- Premium to Recent Transactions

Since the Company is publicly traded, it is appropriate, in our opinion to consider market transactions. The Company’s shares are relatively thinly traded. The most recent significant transaction (not involving a market maker) was the sale of 11,767 shares at a price of $18.50 per share. During September, a total of 1,350 shares exchanged hands at an average price of $19.17 per share. These transactions involved the sale of minority interests. Thus, to convert to enterprise value, a premium must be applied. Control premiums typically range from 10% to 50% or more. To derive enterprise value, a premium of 20% is appropriate in our opinion. The premium is slightly below the average control premium observed in market transactions. The premium is applied to the price resulting from the sale of large block of shares (11,767 at $18.50).

                                                   TABLE 3
                                    FIRST NATIONAL BANKSHARES CORPORATION
                                               THE MARKET APPROACH
                                             As of September 30, 2003

Transaction Price Per Share                          $    18.50
Premium for Enterprise Value                                20%
                                                   --------------
VALUATION - TRANSACTIONS METHOD                      $    22.20
                                                   ==============

VALUATION PER SHARE                (1,010,225)       $    22.20
                                                   ==============

Based upon the analysis presented above, the valuation of First National Bankshares Corporation under the market approach (recent transactions) was $22.20 per share as of September 30, 2003.

The Income Approach - Synergistic Price/Earnings Method

The determination of value using the income approach is a two step process. First, it is necessary to make a determination of the Company’s ongoing earning power, also defined as the “anticipated benefits” that will accrue to the Company on an annual basis. Second, a rate must be identified with which to capitalize those earnings (the capitalization factor).

Under the synergistic price/earnings method, the anticipated benefits are derived as estimated earnings based upon synergies that could expect to be achieved by an acquiror of the Company. In the case of the Company, it is estimated that an acquiror could expect to achieve synergies equivalent to 0.50% of average assets, or $768,770. The after-tax savings (at 38.0%) of $476,637 are added to the ongoing earning power derived in the table below. The result is capitalized at an earnings multiple derived from the price/earnings ratios of publicly traded banks, which represent the pool of potential acquirers of the Company.

Anticipated Benefits

Our approach to determining ongoing earning power is based upon the current and historical performance of the Bank. Specifically, a five-period average of basic operating income, on a fully taxable equivalent basis, is derived. An adjustment to the reported performance in 2002 was made to reflect a loss on the disposition of ORE. Then, a normalized loan loss provision is deducted based upon the average for peer banks over the 1999-2003 period, adjusted for the Bank’s loan/asset ratio. The derived ongoing pre-tax ROAA is multiplied by average assets in the first half of 2003 to derive ongoing pre-tax earnings for the Bank. Net ongoing Company expenses are then deducted. Taxes are applied to the resulting adjusted pre-tax earnings at a fully-taxable equivalent rate of 38.0%. Also shown in the table below is the estimate of anticipated benefits that would accrue to an acquiror of the Company, based on the adjustment described above.

                                                            TABLE 4
                                               FIRST NATIONAL BANKSHARES CORPORATION
                                                       ONGOING EARNING POWER
                                                       (Anticipated Benefits)

Basic Operating Income                           Adjustment           BOI
---------------------------------------------  -------------     --------------
                                         2003         0.00%           1.82%
                                         2002         0.19%           1.82%
                                         2001         0.00%           1.94%
                                         2000         0.00%           1.64%
                                         1999         0.00%           1.63%
                                                                  -------------

Average Adjusted Basic Operating Income                               1.77%
Estimated Ongoing Loan Loss Provision                                 0.24%
                                                                  -------------

Estimated Ongoing Pre-Tax ROAA                                        1.53%
Average Assets - 1st Half 2003                                $  153,754,000
                                                              -----------------

Estimated Ongoing Pre-Tax Income                                 $ 2,352,436
Estimated Ongoing Parent Expenses, net                              (350,000)
                                                               ----------------

Estimated Ongoing Pre-Tax Income                                 $ 2,002,436
Estimated Income Taxes                                38.0%          760,926
                                                               ----------------

Ongoing After-Tax Income - Historical Basis                      $ 1,241,510
Budgeted Net Income (tax-effected)                                 1,250,000
                                                               ----------------

Estimated Ongoing Earnings                                       $ 1,245,755
                                                               ================

ANTICIPATED BENEFITS - NO SYNERGIES                              $ 1,246,000
                                                               ================

Anticipated Benefits - No Synergies                              $ 1,245,755
Anticipated Economies to an Acquiror                                 768,770
Tax Effect of Savings                                               (292,133)
                                                               ----------------

Earning Power to An Acquiror                                     $ 1,722,392
                                                               ================

ANTICIPATED BENEFITS TO AN ACQUIROR                              $ 1,722,000
                                                               ================
[1] Adjustments made to reflect loss on ORE in 2002.
[2] All years accorded equal weight.
[3]Based upon the peer average over the 1999-2003 period, adjusted for the Bank’s loan/asset ratio.
[4] Budgeted earnings for the Company in 2003.
[5] Derived as 0.50% of average assets.

Based upon the analysis presented above, the ongoing earning power (anticipated benefits) of First National Bankshares Corporation was $1,246,000 (rounded) as of September 30, 2003. Adjusting for anticipated synergies, the anticipated benefits were $1,722,000 (rounded).

Capitalization Factor

To derive appropriate capitalization factors (price/earnings ratio and price/book value ratio), we relied upon current market data for publicly traded banks and bank holding companies (guideline companies) found in Appendix F. Our analysis of the market data consisted of the following steps:

o	Gather price, earnings, book value, market capitalization, and other data (as of June 30, 2003) on all publicly traded commercial banks which were indicated by Wilshire & Associates and whose identity and location could be confirmed by another source.
o	Sort the list by market capitalization, price/earnings ratios, price/book value ratios, geographical region, and return on equity.
o	Exclude all banks with negative earnings, all banks over $2.0 billion market capitalization, all banks with price/earnings ratios under 5.00x or over 25.00x trailing twelve month earnings, and all banks with price/book value ratios under 0.75x or over 3.50x.
o	Analyze trends and patterns in the price/earnings ratios and price/book value ratios and make comparisons with the Company.

In utilizing a guideline group as an indication of the value of the Company on a controlling interest basis, the focus should be on banks with the Company’s size and performance characteristics. For the valuation of the Company, a base capitalization rate of 12.0x was utilized. The derived multiple reflects a discount of about 10% from the multiples for publicly traded banks in West Virginia and contiguous states.

Valuation - Synergistic Price/Earnings Method

Based upon the assumptions outlined in detail above, the synergistic price/earnings method of the income approach is summarized in the table below.

                                                TABLE 5
                                   FIRST NATIONAL BANKSHARES CORPORATION
                         THE INCOME APPROACH - SYNERGISTIC PRICE/EARNINGS METHOD
                                        As of September 30, 2003

Anticipated Benefits                                       $  1,722,000
Risk Adjusted Capitalization Factor                               12.00
                                                           ------------
VALUATION - GUIDELINE COMPANY METHOD                       $ 20,664,000
                                                           ============

VALUATION PER SHARE                           (1,010,225)         20.45
                                                           ============

Based upon the analysis presented above, the valuation of First National Bankshares Corporation under the income approach (synergistic price/earnings method) was $20.35 per share as of September 30, 2003.

The Income Approach - Discounted Future Earnings Method

The determination of value using the discounted future earnings method is a three-step process. First, it is necessary to make a projection of the subject entity’s earnings over a period of time, usually no more than five years. Second, it is necessary to estimate the value of the Company at the end of the five-year period (terminal value). Finally, an appropriate rate must be identified at which to discount the future earnings and terminal value to their present values (discount rate).

Anticipated Benefits

For the discounted future earnings method, the base year earnings number is derived based upon no synergies but with a capital adjustment. The derived ongoing earnings of $6,839,000 will be discounted in the analysis below. The estimated terminal value was derived based upon the product of the projected earnings in year five and the price/earnings multiple (18.0x) derived above.

Capitalization (discount) Rate

It is commonly known that the value of an investment is the present value of the future income stream that flows to the owner, determined using a discount rate (interest rate) that reflects the riskiness of the investment. An accepted method of developing the appropriate capitalization rate, or investor’s required rate of return is the “build-up method”. The utilization of this approach relies upon the historical relationships between rates of return earned by investors on investments in securities. The model is based upon the following simple premise: investors demand a rate of return commensurate with the risk level borne. Expressed mathematically, the build-up method results in the following relationship:

             CR =  Rf + (Req * (beta)j) + Rsize + Rp1 +........... + Rpn where;
                      CR    = Capitalization rate for the subject entity
                      Rf    = Risk free rate of interest
                      Req   = Equity risk premium
                    (beta)j = Beta coefficient
                      Rsize = Size risk premium
                      Rpi   = Specific risk premiums, i=1,....n

Thus, the use of the build-up method requires an estimate of each of the relevant risk premiums:

1.	Risk-Free Rate: The proxy used for the risk free interest rate is the 20-year Treasury bond yield. The 20-year Treasury bond yield as of September 30, 2003 was about 5.4%.
2.	Equity Risk Premium: The general market equity risk premium is taken from data provided by Ibbotson and Associates in Stocks, Bonds, Bills and Inflation, 2003 Yearbook (Valuation Edition). The general market equity risk premium for the period 1926-02 was 6.0%, based upon the average arithmetic return for all stocks on the NYSE, AMEX, and NASDAQ (11.8%, per Table 7-4) less the average arithmetic return on long-term government bonds (5.8%, per Table 2-1).
3.	Beta Coefficient: The riskiness of an investment reflects two basic components, the operating (business) risk and the financial risk. The (beta)j (beta) coefficient of the market portfolio, based upon average operating and financial risk, is 1.0x. Further, the historic beta coefficient of the bank stock market is currently in the range of 0.10x to 0.99x (excluding outliers), with an average of 0.40x to 0.50x. Therefore, the beta coefficient used in the analysis is the approximate average of 0.45x.

4.	Size Risk Premium: The initial size risk premium is also based upon data from Ibbotson and Associates. In Stock, Bonds, Bills and Inflation, 2003 Yearbook (Valuation Edition, Table 7-9), data is provided for equity size risk premiums based upon deciles for the period 1926-02. Clearly, the rate of return earned has historically been a function of size. Thus, to account for the small size of the subject entity, a size risk premium of 6.1% is appropriate. This represents the size premium (return in excess of CAPM) for the smallest decile of NYSE/AMEX/NASDAQ stocks (based on beta-adjusted monthly returns).
5.	Specific Risk Premium: To adjust for the risk of a business interest, specific risk premiums are generally considered for the following factors. It is important to note that the risk premium can be either positive or negative depending upon the operating and financial characteristics of the subject entity. For the Company, the following specific risk premiums were considered:

o	Key-man factors: Typically, small public companies have more management depth and, therefore, less dependency upon one or two key people. The Company has an adequate management team for its size and operations.
o	Diversification factors: Typically, small public companies have more geographic and product line diversification, as well as a larger customer base. The Company’s market is limited geographically, but is growing rapidly.
o	Earnings/Return volatility: Typically, small public companies have more stable and predictable revenues and earnings. The earnings of the Company have been stable and relatively predictable.

Based upon these factors, it is our opinion that no specific risk premium is appropriate for the valuation of the Company. The lack of a risk premium is based upon the stability of the Company’s earnings and the stability of the banking industry in general (regulation and oversight).

                                            TABLE 6
                              FIRST NATIONAL BANKSHARES CORPORATION
                                   INVESTOR'S REQUIRED RETURN

Long-Term Government Bond Rate (20-year)                           5.4%
   Ibbotson Equity Risk Premium                          6.0%
   Beta Coefficient                                      0.45
Adjusted Equity Risk Premium                                       2.7%
Ibbotson Size Premium                                              6.1%
Specific Risk Premium                                              0.0%
                                                             -----------

Investor's Required Rate of Return                                14.2%
                                                             ===========

Based upon the analysis presented above, the appropriate discount rate for the anticipated future earnings of the Company was 14.2% as of September 30, 2003.

Valuation - Discounted Future Earnings Method

Based upon the assumptions outlined in detail above, the discounted future earnings method is summarized in the table below. The methodology employed in determining valuation under the income approach was to discount the anticipated future earnings of the Company to the present at the discount rate. It is assumed that the base year earnings will increase 8.0% per year over a five-year period and that 40% of earnings are paid as dividends.

                                          TABLE 7
                           FIRST NATIONAL BANKSHARES CORPORATION
                      THE INCOME APPROACH - DISCOUNTED FUTURE EARNINGS
                                    As of September 30, 2003

                            Earnings w/o          Dividend           Present
               Year         Synergies          Payments (40%)         Value
              ------     -----------------   ------------------  ---------------
                1           $ 1,246,000          $  498,400        $   436,427
                2             1,345,680             538,272            412,733
                3             1,453,334             581,334            390,326
                4             1,569,601             627,840            369,135
                5             1,695,169             678,068            349,094
                5            30,513,042                             15,709,233
                                                                  --------------

VALUATION - DISCOUNTED FUTURE EARNINGS                            $ 17,666,948
                                                                  ==============

VALUATION PER SHARE                                (1,010,225)           17.49
                                                                  ==============

Based upon the analysis presented above, the valuation of First National Bankshares Corporation under the income approach (discounted future earnings) was $17.49 per share as of September 30, 2003.

Combined Valuation

Based upon the entire analysis, it is our opinion that the fair value of First National Bankshares Corporation should be determined by assigning appropriate weights to the values derived above. The table below shows the combined value of the Company as of September 30, 2003. In our opinion, the weight assigned to each valuation approach properly reflects the relative importance of that approach for purposes of this valuation opinion.

                                         TABLE 8
                          FIRST NATIONAL BANKSHARES CORPORATION
                                 COMBINED VALUE PER SHARE
                                 As of September 30, 2003

Valuation Methodology                      Value/Share       Weight     Product
---------------------                      -----------       ------     -------
Asset Based Approach                           $22.01          20%        $4.40
Market Approach-Guideline P/E Method            22.20          20%         4.44
Market Approach-Guideline P/BV Method           25.60          15%         3.84
Market Approach-Premium to Current Transaction  22.20          15%         3.33
Income Approach-Synergistic P/E Method          20.45          15%         3.07
Income Approach-Discounted Future Earnings      17.49          15%         2.62
                                                             ------     -------
COMBINED VALUE PER SHARE                                      100%       $21.70
                                                             ======     =======

Based on the analysis presented above, the combined valuation of First National Bankshares Corporation was $21.70 per share as of September 30, 2003. The valuation has yet to consider the marketability of the shares being valued.

Discount for Lack of Marketability

No discount for lack of marketability is appropriate under the definition of fair of value.

CONCLUSION

Based upon the entire analysis, it is our opinion that the fair value of the common stock of First National Bankshares Corporation, on an enterprise basis, was $21.70 per share as of September 30, 2003.

The final conclusion of fair value is rounded to reflect the imprecision inherent in the various assumptions used in the fair value determination. Nevertheless, the conclusion is reasonable, in our opinion, and meets the standards set out in the section on fair value. The valuation has considered all of the relevant factors reviewed during our due diligence process, whether referenced in this report or not.